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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

Vixel Corporation

(Name of Issuer)

Common Stock, par value $0.0015 per share

(Title of Class of Securities)

928552108

(Cusip Number)

Randall G. Wick, Esq.
Vice President and General Counsel
Emulex Corporation
3535 Harbor Blvd.
Costa Mesa, CA 92626
(714) 662-5600

Copy to:
Gregory C. Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928552108			Page 2 of 17

1.	Name of Reporting Person: Emulex Corporation		I.R.S. Identification Nos. of above persons (entities only): 51-0300558

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,474,133*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,474,133*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,474,133*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 28.5**

14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreement and the Purchaser

Option described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Emulex Corporation or Aviary Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of Vixel Corporation common stock outstanding as of September 28, 2003 as set forth in the Merger Agreement (as defined below) and assumes (i) the conversion of 2,863,524 shares of Series B Convertible Preferred Stock, for shares of common stock, beneficially owned by The Goldman Sachs Group, Inc. and Goldman Sachs Direct Investment Fund 2000, L.P. (together, “Goldman Sachs”) followed by (ii) the exercise in full of the Purchaser Option (as defined in Item 4 hereof) (as if the same had occurred on the date hereof).

CUSIP No. 928552108			Page 4 of 17

1.	Name of Reporting Person: Aviary Acquisition Corp.		I.R.S. Identification Nos. of above persons (entities only): 56-2400632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,474,133*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 10,474,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,474,133*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 28.5**

14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreement and the Purchaser

Option described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Emulex Corporation or Aviary Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of Vixel Corporation common stock outstanding as of September 28, 2003 as set forth in the Merger Agreement (as defined below) and assumes (i) the conversion of 2,863,524 Series B Convertible Preferred Stock, for shares of common stock, beneficially owned by Goldman Sachs followed by (ii) the exercise in full of the Purchaser Option (as defined in Item 4 hereof) (as if the same had occurred on the date hereof).

Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $0.0015 per share (the “Common Stock”), of Vixel Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 11911 North Creek Parkway South, Bothell, Washington, 98011. The telephone number of the Company is (425) 806-5509.

Item 2.  Identity and Background.

     The persons filing this statement are Emulex Corporation, a Delaware corporation (“Emulex”), for and on behalf of itself and Aviary Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Emulex (the “Purchaser”).

     Emulex is a Delaware corporation with its principal offices located at 3535 Harbor Blvd., Costa Mesa, CA 92626. The telephone number of Emulex is (714) 662-5600. Emulex is a leading designer, developer and supplier of a broad line of storage networking host bus adapters, or HBAs, and ASICs that provide connectivity solutions for storage area networks, or SANs, network attached storage, or NAS, and redundant array of independent disks, or RAID, storage. HBAs are the data communication products that enable servers to connect to storage networks by offloading communication processing tasks as information is delivered and sent to the SAN. Its products are based on internally developed ASIC and embedded firmware and software technology, and offer support for a wide variety of SAN protocols, configurations, system interfaces, operating systems, and applications. Emulex’s architecture offers customers a stable applications program interface, or API, that has been preserved across multiple generations of adapters and to which many of the world’s leading OEMs have customized software for mission-critical server and storage system applications.

     Purchaser is a Delaware corporation with its principal offices located at 3535 Harbor Blvd., Costa Mesa, CA 92626. The telephone number of Purchaser is (714) 662-5600. Purchaser was incorporated on October 3, 2003 for the purpose of making a tender offer for all of the Common Stock and all of the shares of the issued and outstanding

Series B convertible preferred stock of Vixel Corporation, par value $.001 per share (the “Series B Preferred” and together with the Common Stock, the “Shares”) and to merge with and into the Company, in each case in accordance with the terms and conditions of the Merger Agreement. Purchaser has not engaged, and does not expect to engage, in any business other than in connection with the Merger and Offer (as defined below).

     The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Emulex and the Purchaser are as set forth in Annex I hereto and incorporated herein by this reference.

     Neither Emulex, the Purchaser, nor, to their knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Offer (as defined below) is not conditioned upon Emulex’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

     Emulex and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $310 million, not including related fees and expenses. Emulex has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger.

Item 4.  Purpose of Transaction.

     On October 8, 2003, Emulex, the Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the commencement of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) by the Purchaser to purchase all of the Shares, at a price of $10.00 per Share (such price, or any such higher price per Share as may be paid in the Offer, the “Offer Price”).

     The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Emulex. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the

Company as treasury stock, or owned by Emulex, the Purchaser or any of Emulex’s other wholly owned subsidiaries, all of which Shares will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”) and perfect such rights), will be converted into the right to receive the Offer Price in cash, without interest.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer (a) that number of shares of Common Stock that represent at least 50.1% of the then issued and outstanding shares of Common Stock on a fully diluted basis and (b) that number of shares of Series B Preferred which, together with any shares of Series B Preferred then owned by Parent or Purchaser (without giving effect to shares subject to purchase under the Purchaser Option or the Stockholders Agreements), represents greater than 50.1% of the Series B Preferred outstanding on a fully diluted basis and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

     In connection with the execution of the Merger Agreement, Emulex and the Purchaser entered into a Stockholders Agreement, dated as of October 8, 2003 (the “Stockholders Agreement”) with Goldman Sachs and Company directors Robert Q. Cordell II, Charles A. Haggerty, Robert S. Messina, Jami Dover Nachtscheim, Peter J. Perrone and Timothy M. Spicer (each a “Stockholder”). Assuming the conversion of the Series B Preferred held by the Stockholders, approximately 10.7% of the issued and outstanding shares of Common Stock are subject to the Stockholders Agreement, excluding warrants that Goldman Sachs may exercise for 859,058 shares of Common Stock and options that Stockholders other than Goldman Sachs may exercise for 456,666 shares of Common Stock, which (following, and to the extent of, any such exercise) would be subject to transfer and voting restrictions pursuant to the Stockholders Agreement.

     Pursuant to the Stockholders Agreement, each Stockholder has agreed to tender all of his or its Shares, including any Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise, into the Offer and to vote such Shares (i) in favor of approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction to an acquisition proposal other than as proposed by Emulex or the Purchaser and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger. Neither Emulex nor the Purchaser has the power to cause any Stockholder to elect to exercise any warrant or option to acquire any class of the Company’s securities and no such warrant or option, nor any Share underlying any such warrant or option, is included in either of Emulex’s or Purchaser’s calculation of its beneficial ownership of Common Stock. However, the Stockholders Agreement restricts the transfer of such warrants and options by the Stockholders.

     Also in connection with the Merger Agreement, the Company granted the Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, shares of Common Stock and/or Series B Preferred, in such relative amounts as shall be determined by Purchaser in its discretion, up to 19.9% in the aggregate of the then outstanding shares of Common Stock on a fully diluted, as-converted basis (collectively, the “Optioned Shares”); provided, that the number of shares of Series B Preferred issuable under the Purchaser Option may not exceed the number of authorized shares of Series B Preferred available for issuance.

     The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

     Pursuant to the terms of the Merger Agreement, effective upon the purchase of and payment for any Shares by Emulex or Purchaser or any of their affiliates pursuant to the Offer (the “Appointment Time”), Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company’s board of directors (the “Company Board of Directors”) as is equal to the product of the total number of directors on the Company Board of Directors (giving effect to the directors elected or designated by Emulex pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Emulex, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon Emulex’s request, use all reasonable efforts to promptly increase the size of the Company Board of Directors, including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board of Directors, or use all reasonable efforts to promptly secure the written resignations of such number of its incumbent directors, or both, as is necessary to enable Emulex’s designees to be so elected or designated to the Company Board of Directors, and shall use all reasonable efforts to cause Emulex’s designees to be so elected or designated at the Appointment Time. At the Appointment Time, the Company shall, upon Emulex’s request, also use all reasonable efforts to cause persons elected or designated by Emulex to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of (i) each committee of the Company Board of Directors; (ii) each board of directors (or similar body) of each Company subsidiary; and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange or trading market on which the Common Stock is listed or traded. The Merger Agreement requires the presence of at least two directors who are directors as of the date of the Merger Agreement of whom two are who are independent directors (the “Independent Directors”) for purposes of the continued listing requirements of Nasdaq until the effective time of the Merger (the “Effective Time”); provided, however, that if any Independent Director is unable to serve due to death or disability, the remaining Independent Director(s) shall be entitled to elect or designate another person (or persons) who serves as a director on the date of the Merger Agreement to fill such vacancy, and such person (or persons) shall be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director then remains, the other Company directors shall designate two (2) persons, or such other number as may be required by the rules of the Nasdaq, who are Company directors on the date of the Merger Agreement (or, in the event there shall be less than two (2) Company directors, or such other number as may be required by the rules of the Nasdaq, available to fill such vacancies as a result of such persons’ deaths, disabilities or refusals to serve, such smaller number of persons who are Company directors on the date of the Merger Agreement) to fill such vacancies and such persons shall be deemed Independent Directors for purposes of the Merger Agreement.

     As of the date of this Schedule 13D, no determination has been made as to which directors of the Company, if any, will serve as Independent Directors.

     The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the corporation surviving the Merger (the “Surviving Corporation”), and the officers of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

     It is expected that following the Merger, the business and operations of the Company will continue as they are currently being conducted. Emulex will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Emulex intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the development of the Company’s potential in conjunction with Emulex’s existing business.

     Except as set forth herein and as further detailed in the Merger Agreement, the Purchaser and Emulex have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation or any operations or sale or transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Board or management of the Company, (iv) any material change in the Company’s capitalization or dividend policy, (v) any material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

     At the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation and the certificate of incorporation of the Surviving Corporation shall be as set forth on Exhibit D to the Merger Agreement, until thereafter amended as provided by law.

     References to, and descriptions of, the Merger Agreement, the Stockholders Agreement and the Purchaser Option in this Item 4 are qualified in their entirety by this reference to the Merger Agreement, the Stockholders Agreement and the Purchaser Option, which are filed as exhibits to this Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

     (a)  and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Purchaser and Emulex (i) by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 3,156,190 Shares, representing approximately 10.7% of the outstanding Shares (assuming the Purchaser Option was not previously exercised), (ii) by reason of the execution and delivery of the Purchaser Option, may be deemed to have sole voting power and sole dispositive power with respect to (and therefore beneficially own) 7,317,943 Shares, representing approximately 19.9% of the outstanding Shares, assuming the conversion of Series B Convertible Preferred Stock held by the Stockholders and subject to the Stockholders Agreement and the exercise in full of the Purchaser Option (all as defined in Item 4 hereof and as if the same had occurred on the date hereof). The foregoing excludes warrants that Goldman Sachs may exercise for 859,058 shares of Common Stock and options that Stockholders other than Goldman Sachs may exercise for 456,666 shares of Common Stock. Following, and to the extent of, any such exercise as is contemplated by the previous sentence (each, a “Shareholder Exercise”), Emulex may be deemed to have shared voting power and shared dispositive power with respect to the shares of Common Stock underlying such Shareholder Exercise. Further, should any Shareholder Exercise occur before Purchaser exercises the Purchaser Option, the number of Shares which Purchaser may acquire be exercise of the Purchaser Option would increase in proportion to the relative change in the number of issued and outstanding shares of Common Stock caused by such Shareholder Exercise. However, the Stockholders Agreement restricts the transfer of such warrants and options by the Stockholders. Except as set forth in this Item 5, none of Emulex, the Purchaser or, to their knowledge, any person listed in Annex I hereto, owns beneficially any Shares.

     With respect to the voting of the Shares subject to the Stockholders Agreement, Emulex and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholders Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Emulex or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c)  Except for the execution and delivery of the Stockholders Agreement, the Purchaser Agreement and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, Emulex or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

     (d)  Inapplicable.

     (e)  Inapplicable.

     References to, and descriptions of, the Merger Agreement, the Purchaser Option and the Stockholders Agreement in this Item 5 are qualified in their entirety by this reference to the Merger Agreement, the Purchaser Option and the Stockholders Agreement, which are filed as exhibits to this Schedule 13D and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To Emulex’s and the Purchaser’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, dated as of October 8, 2003 by and among Emulex Corporation, Aviary Acquisition Corp. and Vixel Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vixel Corporation on October 8, 2003.
2	Stockholders Agreement, dated as of October 8, 2003, by and among Emulex Corporation, Aviary Acquisition Corp. and certain stockholders of Vixel Corporation identified therein, incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Vixel Corporation on October 8, 2003.

3	Purchaser Option, dated as of October 8, 2003, by and among Emulex Corporation, Aviary Acquisition Corp. and Vixel Corporation, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Vixel Corporation on October 8, 2003.
4	Joint Filing Agreement, dated October 8, 2003, between Emulex Corporation and Aviary Acquisition Corp.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2003

EMULEX CORPORATION

By:	/S/ PAUL FOLINO

Name:
Title:

AVIARY ACQUISITION CORP.

By:	/S/ PAUL FOLINO

Name:
Title:

Annex I

Information Concerning Executive Officers and
Directors of Emulex Corporation

     The following are the name and present principal occupation or employment for each director and executive officer of Emulex. The current business address of each person unless otherwise indicated is 3535 Harbor Boulevard, Costa Mesa, CA 92626. Each person is a citizen of the United States.

Name	Position and Principal Occupation

Paul F. Folino	Chairman of the Board and Chief Executive Officer
Kirk D. Roller	President and Chief Operating Officer
Ronald P. Quagliara	Chief Technology Officer
William F. Gill	Executive Vice President, Worldwide Sales
Sadie A. Herrera	Executive Vice President, Human Resources
Karen Mulvany	Executive Vice President, Business Planning and Development
Michael J. Rockenbach	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Michael E. Smith	Executive Vice President, Worldwide Marketing
Fred B. Cox	Director, Chairman Emeritus of Emulex
Michael P. Downey	Director of Emulex, Chairman of the Board of Artisoft, Inc.
Bruce C. Edwards	Director of Emulex, President and Chief Executive Officer of Powerwave Technologies, Inc.
Robert H. Goon	Director of Emulex, Attorney
Don M. Lyle	Director of Emulex, Principal of Technology Management Company

Mr. Folino joined Emulex in May 1993 as president and chief executive officer and as a director, and in July 2002 was promoted to chairman of the board and chief executive officer.

Mr. Roller joined Emulex in April 1998 as vice president, worldwide sales. Mr. Roller was promoted to chief operating officer in December 2000, and to president and chief operating officer in July 2002.

Mr. Quagliara joined Emulex in March 1995 as vice president, research and development. Mr. Quagliara was promoted to president, IP storage networking group in December 2000, and to chief technical officer in July 2002.

Mr. Gill joined Emulex in January 2000 as vice president, OEM sales and in December 2000, was promoted to executive vice president worldwide sales.

Ms. Herrera joined Emulex in 1988 as benefits administrator, and was promoted to vice president, human resources in May 1995 and executive vice president, human resources in December 2000.

Ms. Mulvany joined Emulex as vice president, business planning and development in March 2000 and was promoted to executive vice president, business planning and development in December 2000.

Mr. Rockenbach joined Emulex in 1991 and has served as executive vice president and chief financial officer since December 2000.

Mr. Smith joined Emulex in October 1998 as senior director of Fibre Channel marketing and was promoted to vice president, Fibre Channel marketing in June 1999, then to vice president, worldwide marketing in August 1999 and subsequently to executive vice president worldwide marketing in December 2000.

Mr. Cox is a founder of Emulex and has served as a director since its inception in 1979 and served as Chairman of the Board until July 2002 at which time he was named Chairman Emeritus. Mr. Cox served as Emulex’s Chief Executive Officer from its inception until he retired in October 1990.

Mr. Downey has served as a director of Emulex since February 1994 and is Chairman of the Audit Committee. Mr. Downey serves as Chairman of the Board of Artisoft Inc., a developer of software-based phone systems.

Mr. Edwards was appointed as a director of Emulex on May 18, 2000. Since February 1996, he has served as President, Chief Executive Officer and as a director of Powerwave Technologies, Inc., a developer of wireless communications products. Mr. Edwards’ current business address is 1801 East Street, Andrew Place, Santa Ana, California 92705.

Mr. Goon has served as a director of Emulex since its inception in 1979. He has been engaged in the practice of law for 36 years. Since November 1999, he has been a sole practitioner. Mr. Goon is also a director of Coastcast Corporation, a manufacturer of investment-cast golf clubheads and medical devices, and of Artisoft, Inc.

Mr. Lyle has served as a director of Emulex since February 1994 and is Chairman of the Compensation Committee. Since 1983 he has served as an independent consultant to various computer and venture capital companies and as a principal of Technology Management Company, a management consulting firm specializing in high technology companies. Mr. Lyle also serves as a member of the Board of Directors of several private companies.

Information Concerning Executive Officers and
Directors of Aviary Acquisition Corp.

     The following are the name and present principal occupation or employment for each director and executive officer of Aviary Acquisition Corp. The current business address of each person unless otherwise indicated is 3535 Harbor Boulevard, Costa Mesa, CA 92626. Each person is a citizen of the United States.

Name	Position and Principal Occupation

Paul F. Folino	President, Chief Executive Officer and Director of Aviary Acquisition Corp.; Chairman of the Board and Chief Executive Officer of Emulex
Michael J. Rockenbach	Secretary, Treasurer and Director of Aviary Acquisition Corp.; Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Emulex

Mr. Folino is the President, Chief Executive Officer and a Director of Aviary Acquisition Corp. Also, Mr. Folino joined Emulex in May 1993 as president and chief executive officer and as a director, and in July 2002 was promoted to chairman of the board and chief executive officer.

Mr. Rockenbach is the Secretary, Treasurer and a Director of Aviary Acquisition Corp. Mr. Rockenbach joined Emulex in 1991 and has served as executive vice president and chief financial officer since December 2000.

JOINT FILING AGREEMENT

     This will confirm the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date relating to the offer by Aviary Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Emulex Corporation, a Delaware Corporation, to purchase all the outstanding shares of common stock, par value $0.0015 per share, of Vixel Corporation, a Delaware corporation is being filed on behalf of the undersigned.

     Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date: October 8, 2003

EMULEX CORPORATION

By:	/S/ PAUL FOLINO

Name:
Title:

AVIARY ACQUISITION CORP.

By:	/S/ PAUL FOLINO

Name:
Title: